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                           February 20, 2024

       Qiwei Miao
       Chief Executive Officer
       EShallGo Inc.
       12F Block 16, No.1000 Jinhai Road
       Pudong New District
       Shanghai, China 201206

                                                        Re: EShallGo Inc.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed February 9,
2024
                                                            File No. 333-271478

       Dear Qiwei Miao:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

       Amendment No. 7 to Registration Statement on Form F-1 filed February 9, 2024

       PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Rules and regulations in China... , page 49

   1. We note your revisions in response to prior comment 1. We are unable to locate revisions to the risk factor on
this page. Please revise.
 Qiwei Miao
FirstName LastNameQiwei Miao
EShallGo Inc.
Comapany20,
February  NameEShallGo
            2024       Inc.
February
Page 2 20, 2024 Page 2
FirstName LastName
Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 17 - Subsequent Events, page F-33

2. Please disclose the date through which you evaluated subsequent events and whether such date is when the financial statements were issued or were available to be issued.
         Refer to ASC 855-10-50-1.
       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services